[FIRST MARINER BANCORP LETTERHEAD]

February 9, 2010

VIA EDGAR AND FACSIMILE (703) 813-6983

Gregory Dundas

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:          First Mariner Bancorp

Amendment No. 1 to Registration Statement on Form S-1

Filed January 21, 2010

File No. 333-163560

Dear Mr. Dundas:

This letter serves as the response of First Mariner Bancorp (the “Company”) to the Staff’s comment letter dated February 3, 2010, regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1.  This letter also updates the Company’s response included in its January 21, 2010 response to Comment 4 of the Staff’s comment letter dated December 22, 2009.   To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Comment No. 1:

Please revise your document to include the disclosures required under Items 401 and 404 of Regulation S-K.

Response to Comment No. 1:

The requested revisions have been made on pages 67-68 under the sections entitled “Directors” and “Executive Officers” and on pages 68 under the section entitled “Certain Relationships and Related Party Transactions.”

Comment No. 2:

With respect to any loan transactions with related parties, please include the full disclosure provided in Instruction 4(c) to Item 404(a) of Regulation S-K, if applicable.  In particular we draw your attention to the statement that the loans “were made on substantially the

ATLANTA  AUGUSTA  CHARLOTTE  DUBAI  NEW YORK  RALEIGH  STOCKHOLM  WASHINGTON  WINSTON-SALEM

same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.”

Response to Comment No. 2:

The requested revisions have been made to the first paragraph of the section entitled “Certain Relationships and Related Transactions” on page 69.

Comment No. 3:

It has come to our attention that a child of Edwin F. Hale, Sr. may be in default on a loan of approximately $280,000 from First Mariner Bank.  Please tell us the current amount and status of this loan, the date or dates of the loan, and why no 404 disclosure was made in the company’s prior Form 10-Q or proxy statement.

Response to Comment No. 3:

Mr. Hale’s 43-year-old son, Edwin F. Hale, Jr., was the owner of Hale Transportation, LLC which received a $300,000 loan from First Mariner Bank. The loan was originated on October 11, 2007 and had a maturity date of March 1, 2012. During 2009, Hale Transportation became distressed and filed bankruptcy. The loan went past due in January 2009 and was placed on non-accrual status in March 2009. The remaining balance of the loan, $284,596, was charged off during the quarter ended June 30, 2009.  Hale Transportation LLC has filed for Chapter 7 bankruptcy.

Additionally, First Mariner made a home equity loan to Edwin F. Hale, Jr. in the amount of $150,000 on May 18, 2007. This loan had a due date of May 18, 2017. The loan went past due in January 2009 and was placed on non-accrual status in March 2009. The remaining balance of the loan, $149,874 was charged off during the quarter ended June 30, 2009.  Mr. Hale, Jr. has filed for personal bankruptcy.

These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other customers, were subjected to the same credit underwriting procedures as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of repayment or present other unfavorable features.

The Company has revised the first paragraph of the section entitled “Certain Relationships and Related Transactions” on page 69 its prospectus and will provide similar disclosure in its proxy statement for its upcoming annual meeting of stockholders in conformance with the requirements of Item 404 of Regulation S-K.  Because the loans were not classified as non-accrual, past due or potential problem until 2009, the Company did not include this information in its proxy statement for the year ended December 31, 2008. The amounts of the loans were included in the aggregate amount of “Loans Receivable and Allowance for Loan Losses—Non-accruing Loans” in Note 3 to the Company’s Consolidated financial statements filed with its Form 10-Q for the quarter ended March 31, 2009. The loans were also included in the aggregate amount of “Loans Receivable and Allowance for Loan Losses—Charge-offs” in Note 3 to the Company’s Consolidated financial statements filed with its Form 10-Q for the quarter ended June 30, 2009.  The Company does not believe that any additional disclosure was required regarding these loans in its Forms 10-Q.

Response to Comment No. 4 (of Staff’s comment letter dated December 22, 2009):

Revise to clarify the nature of the standby purchase agreements, in what manner the amounts of those agreements are linked to the amount of shares sold in the public offering, and the conditional nature of the purchase agreements.  Do this in brief form on the cover page, and explain more fully in the Q&A section.

As described below, the prospectus has been revised to reflect that the Company has not yet entered into standby purchase agreements yet reserves the right to negotiate and enter into such agreements with standby purchasers pursuant to which the purchasers would agree to acquire, at the same subscription price, shares of common stock offered to current shareholders but not subscribed for in the rights offering.  Corresponding revisions have been made as follows: to the fourth full paragraph on the cover page; on page 1, to the section entitled “Questions and Answers Relating to the Rights Offering—Following the effectiveness of this prospectus, do we intend to negotiate and enter into standby agreements with certain institutional investors and high net worth individuals in connection with the rights offering?”; on page 3, to the second and third paragraphs under the section entitled, “What is the over-subscription privilege”;  on page 5, to the second bullet point under the section entitled “Are there any conditions to completing the rights offering?”; on page 6, to the sections entitled “Are the standby purchasers receiving any compensation for the standby commitments?”, “What agreements do we have with the standby purchasers?” and “How many shares will the standby purchasers own after the stock offering?”; on page 24, to the section entitled “Standby Purchase Agreements”; on page 41, to the section entitled “After the consummation of the rights offering and the sale of additional shares of common stock to standby purchasers, a significant amount of our common stock would be concentrated in the hands of a few of our shareholders.  Your interests may not be the same as the interests of these shareholders”;  on pages 41-42, to the section entitled “Although we reserve the right to negotiate and enter into standby purchase agreements with standby purchasers following the effectiveness of this prospectus, we may not enter into any such agreements, which could impact our ability to raise adequate capital to fund our operations and satisfy our regulatory capital goals”; on page 43, to the section entitled “We are required to seek shareholder approval of the sale of shares to standby purchasers”; on page 45, under the fifth bullet point; on pages 54 and 55, to the section entitled “Standby Commitments”; on page 57, to the third paragraph under the section entitled “Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering”; at the top of page 59, to the section entitled Conditions, Withdrawal and Termination”; and on page 62, to the section entitled Shares of Our Common Stock Outstanding After the Stock Offering.”

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The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the subject filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the Amendment No. 1 to Registration Statement on Form S-1, please contact the undersigned or Edward G. Olifer, Esq. at 202.508.5852.

Very truly yours,

FIRST MARINER BANCORP

/s/ Eugene A. Friedman
Eugene A. Friedman
Corporate Secretary

cc:           Edward G. Olifer, Esq.

Gary R. Bronstein, Esq.

Joel R. Rappoport, Esq.

Kilpatrick Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005